Filed by Parsley Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Parsley

Commission File No.:001-36463

Parsley Energy, Inc. sent the following communication to its employees on October 20, 2020.

The following are answers to questions frequently asked after a merger is announced. We are in the very beginning of this process and as additional details are finalized, we will communicate those to you. Going forward, please submit all questions here.

1. What was announced?

•	Parsley Energy has entered into a definitive agreement to combine with Pioneer Natural Resources in an all-stock merger.

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The combination will lower our cost of capital, fortify our balance sheet, and strengthen our ability to return capital to shareholders, among other benefits for our shareholders. The combination creates an organization that will thrive in the changing landscape of the industry.

2. When will the transaction be completed?

•	The transaction is expected to close in the first quarter of 2021, subject to shareholder votes, regulatory approvals, and other closing conditions.

•	Until then, Parsley and Pioneer will continue to operate as separate companies.

3. What are the terms of the transaction?

•	Parsley shareholders will receive a fixed exchange ratio of 0.1252 shares of Pioneer common stock for each share of Parsley common stock owned.

•	The transaction has an enterprise value, including Pioneer’s assumption of Parsley’s debt of $7.8 billion.

4. What are the next steps to complete the transaction? What should I expect between now and then?

•	Announcing the combination is just the first step.

•	We expect to move quickly building an integration team and working toward the successful combination of the companies.

•	Until the transaction is closed, Parsley will continue to operate as a separate, independent company.

•	Please do you best to stay focused on your day-to-day responsibilities.

•	We will continue to update employees regularly throughout the process.

5. Where will the company be headquartered and who will lead it?

•	The company will be headquartered in Dallas and be led by Scott Sheffield, CEO of Pioneer.

•	Parsley CEO Matt Gallagher will serve on the Pioneer Board of Directors.

6. Will there be layoffs as a result of this transaction? Will I be able to apply for a job with Pioneer?

•	Both companies are focused on making the transition as smooth as possible for employees at all levels and recognize the immense value each companies’ employees bring to the table.

•	If the transaction successfully closes, given the complementary nature of our operations we believe there will likely be overlap in job duties among our employees.

•	As soon as we have a clear view of the impact of overlap and needs of the combined company we will share more.

7. Will this announcement impact currently salaries and benefits for Parsley employees?

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Until the transaction closes, Parsley will continue to operate as a separate, independent company, and employees’ salary and benefits will continue unchanged with the announcement of the merger. We anticipate that we will conduct annual performance reviews and pay 2020 bonuses in accordance with our plan and with a goal of rewarding excellent performance.

8. Can we reach out to our peers/ friends at Pioneer?

•	Please do not engage with Pioneer employees unless you are directed to do so.

9. I own Parsley common stock. What should I do with it? What will happen to it at closing?

•	You do not need to do anything at this time.

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Shareholders will receive a proxy statement/prospectus in connection with the transaction, and Parsley will hold a special meeting of shareholders to vote on approval of the transaction and related matters.

•	Any Parsley shares owned at the time of closing will entitle you to receive a fixed ratio of Pioneer common stock in exchange for your Parsley shares.

10. What should I do if I’m asked about the transaction by a third party or the media?

•	Consistent with company policy, we ask that you refrain from commenting on questions you receive from anyone outside our organization.

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Please direct any questions from the media or community members to Kate Zaykowski at 512-220-7100 or kzaykowski@parsleyenergy.com and from investors or financial institutions to Kyle Rhodes at 512-505-5199 or krhodes@parsleyenergy.com.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Parsley and Pioneer. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, Pioneer will file with the SEC a registration statement on Form S-4, that will include a joint proxy statement of Parsley and Pioneer and a prospectus of Pioneer. The Transaction will be submitted to Parsley’s stockholders and Pioneer’s stockholders for their consideration. Parsley and Pioneer may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Pioneer and Parsley. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Pioneer or Parsley may file with the SEC or send to stockholders of Pioneer or Parsley in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Pioneer or Parsley through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Parsley will be made available free of charge on Parsley’s website at http://www. Parsleyenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Parsley Energy, Inc., 303 Colorado Street, Austin, TX 78701, Tel. No. (512) 505-5199. Copies of documents filed with the SEC by Pioneer will be made available free of charge on Pioneer’s website at http://www.investors.pxd.com, or by directing a request to Investor Relations, Pioneer, 777 Hidden Ridge, Irving, Texas 75038, Tel. No. (972) 444-9001.

Participants in the Solicitation

Pioneer, Parsley and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Parsley’s directors and executive officers is contained in the proxy statement for Parsley’s 2020 Annual Meeting of Stockholders filed with the SEC on May 21, 2020, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at http://www.sec.gov or by accessing Parsley’s website at http://www.parsleyenergy.com. Information regarding Pioneer’s executive officers and directors is contained in the proxy statement for the Pioneer’s 2020 Annual Meeting of Stockholders filed with the SEC on May 21, 2020, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing the Pioneer’s website at http://www.investors.pxd.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Pioneer or Parsley expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Pioneer may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Parsley may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Pioneer’s common stock or Parsley’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Pioneer and Parsley to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies, the impact of reduced demand for Pioneer’s or Parsley’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Pioneer’s and Parsley’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Pioneer’s or Parsley’s control, including those detailed in Pioneer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.investors.pxd.com and on the SEC’s website at http://www.sec.gov, and those detailed in Parsley’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Parsley’s website http://www.parsleyenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Pioneer or Parsley believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Pioneer and Parsley undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.